INVEST HERE

OFFERED BY

✦ **DALMORE**

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Invest in Real Estate Like Never Before

INVEST HERE

OFFERED BY

✦ **DALMORE**

View Offering Memorandum

Amount Raised: $ --.-- / $1,250,000.00

--%

Realbricks is an innovative platform that offers fractionalized ownership of residential real estate, enabling more accessible entry into the market. Investors can purchase fractional interests in real estate assets and have the flexibility to potentially trade these interests through a peer-to-peer network. This model significantly reduces the traditional barriers associated with substantial capital requirements in real estate investment and provides enhanced liquidity options for investors.

Realbricks Has Secured 'BRIX' as Nasdaq Ticker Symbol

HIGHLIGHTS

Innovating Real Estate Investment with Fintech

Realbricks combines the accessibility of fintech with improved accessibility to individual real estate investments. Our platform bridges the gap between the complex real estate market and individual investors, offering an intuitive, secure, and user-friendly experience. We're committed to making real estate investing accessible to a wider audience, regardless of their investment background. By staying agile and responsive to the ever-changing real estate landscape, we ensure that our platform is not just a tool for investment but a gateway to new opportunities. Our rigorous adherence to security standards and regulatory compliance underlies our commitment to investor trust and safety. As Realbricks grows, we continue to innovate, driven by our mission to make real estate investing more inclusive and empowering for our diverse community of users.



INVEST

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Expertise and Global Insight Driving Our Vision



At Realbricks, an experienced team of real estate and fintech professionals guides our strategic journey. This expertise enables us to develop a platform that meets the evolving needs of our investors, offering practicality, innovation, and insight. As we expand our horizons, Realbricks remains focused on being a hub for growth, learning about real estate, and a community for real estate investors worldwide.

INVEST

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Explore the innovative realm of Realbricks, a pioneering platform in the real estate fintech space.

Our approach to fractionalized ownership is designed to make real estate investment more accessible. By investing in Realbricks, you're participating in a venture that seeks to bridge the gap between technology and real estate investment. Our

platform reflects a commitment to innovation and adaptability in a dynamic market. Join us in this venture that aims to enhance the landscape of real estate investing.

REASONS TO INVEST

Realbricks is redefining access to real estate investments by offering

With a surge in

The real

Realbricks'

Realbricks

approach to fractionalized ownership offers significant opportunities for revenue growth. By enabling investors to purchase fractional interests in properties, we are capturing a unique segment of the real estate market.

interest towards real estate as a robust investment asset, Realbricks taps into this trend by providing a platform that supports diversified and flexible investment strategies, aligning with current market demands.

harnesses technology to make real estate investment more accessible and manageable for retail investors. Our platform allows individuals to engage in investment opportunities typically reserved for larger investors.

estate technology sector is witnessing rapid expansion, driven by significant investment and innovation. Realbricks positions itself strategically within this evolving market, ready to capitalize on growth opportunities.

fractional interests in properties, which opens doors to investment opportunities previously considered out of reach for many. With the flexibility to potentially diversify investments across various properties, this approach lowers barriers to entry and broadens access to the real estate market.

INVEST

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Exploring



Exploring the Investment Opportunity with Realbricks

In the dynamic intersection of real estate and financial technology, Realbricks presents a compelling opportunity for prospective investors. Our platform's innovative approach is aimed at modernizing and enhancing the real estate investment landscape. By considering an investment in Realbricks, you're exploring an opportunity with a company that is actively engaged in shaping the



evolving landscape of real estate transactions and management. Our mission is to innovate in this space, with a focus on the future of the industry.

Engagement in a Growing Market

The real estate sector represents a diverse and evolving market. Realbricks is positioned to interact with this market by leveraging technology to explore new opportunities and market segments.

Emphasis on Technological Innovation

Our dedication to integrating advanced technology underpins our strategy to remain at the forefront of the real estate fintech domain, offering a sophisticated yet accessible platform for users.

Scalable and Adaptable Business Model

Realbricks' business model is designed for adaptability and scalability, positioning us to potentially expand our services and reach, keeping pace with market demands and technological advancements.

Forward-Looking Vision

We are driven by a vision to make real estate investing more accessible and efficient. Our ongoing efforts to innovate and grow reflect our commitment to playing a significant role in the industry's future.

INVEST

OFFERED BY



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The Team Behind Realbricks: Expertise and

Vision

At the heart of Realbricks is a team of experienced professionals, each bringing a wealth of experience and a track record of success in both the real estate and fintech industries. Our leadership team comprises individuals who are not just experts in their respective fields, but also visionaries who see beyond the conventional boundaries of real estate investment.

Strategic Partnerships

Highlighting our integration with Plaid and connectivity with over 5000 financial institutions, we underscore our commitment to providing a seamless and efficient investment experience. This connectivity not only enables smooth transactions but also hints at our potential to offer innovative market solutions.

Vision for the Future

Guided by a shared vision, our team is dedicated to making Realbricks a leader in real estate investment. We are constantly exploring new horizons and seeking ways to revolutionize the industry for our investors.

The Realbricks team is more than just a group of individuals; it's a collective force driving towards a common goal - to transform real estate investment through innovation, expertise, and unwavering commitment to excellence.

Realbricks in the Press

Realbricks has garnered attention from prominent financial news outlets for its innovative approach to real estate investment. Here are some notable mentions:

February 5, 2024

"Realbricks Aims To Overcome Property Value Barriers In Real Estate Investing For Passive Income" - Benzinga

Highlighting Realbricks' mission to make real estate investing more accessible, this piece focuses on overcoming traditional barriers in property value and enabling passive income opportunities for a wider audience of investors.

Link to article

February 5, 2024

"Realbricks Is Unlocking High-Value Real Estate Investments For The Masses Through Fractional Ownership" - Benzinga

This article discusses how Realbricks is making high-value real estate investments accessible through fractional ownership, allowing more investors to participate in the real estate market.

Link to article

December 26, 2023

"Emerging Trends Reshaping The Landscape Of Real Estate: A Look Beyond 2023" - Benzinga

Featuring insights from Realbricks, this article explores the emerging trends in real estate and how Realbricks is positioned to adapt and thrive in the evolving market landscape.

Link to article

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